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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50911

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____January 1, 2008_____ AND ENDING____December 31, 2008_____
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bengal Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                                    3 Parklands Drive, Suite 101
                                                  (No. and Street)

_____Darien_____   ____Connecticut_____   ____06820_____
                (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Gennaro J. Fulvio_____212-490-3113_____
                                                                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Halpern & Associates,_____
                                          (Name – if individual, state last, first, middle name)

____218 Danbury Road_____   ____Wilton_____   _____06897_____
                (Address)   (City)   (State) (Zip Code)

SEC Mail Processing Section

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FEB 2 0 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Gennaro J. Fulvio_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Bengal Partners, LLC_____ , as

of ____December 31,_____ , 2008_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

C F O
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BENGAL PARTNERS, LLC

CONTENTS

BENGAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road · Wilton, CT 06897 · (203) 210-7364 · FAX (203) 210-7370 · Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Bengal Partners, LLC

We have audited the accompanying statement of financial condition of Bengal Partners, LLC, (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bengal Partners, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
January 29, 2008

BENGAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	535,386
Receivable from clearing broker		282,794
Office equipment, at cost, net of accumulated depreciation of $142,080		18,578
Other assets		15,843
TOTAL ASSETS	$	852,601

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	208,287
MEMBERS' EQUITY		644,314
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	852,601

The accompanying notes are an integral part of this statement.

BENGAL PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Bengal Partners, LLC (the "Company") was organized as a Delaware Limited Liability Company in March 1998 and subsequently began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company operates on a fully disclosed basis through its clearing broker, Fortis Investments Services, LLC.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counter-party with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

The Company records commission income and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Depreciation of furniture and equipment is provided for using straight-line and accelerated methods over the estimated useful lives of the related property.

As of January 1, 2008, management implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $250,869 being held in money market funds.

4. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

5. LEASES

The Company occupies space in Darien, CT under a lease expiring April 30, 2012. Future minimum lease payments pertaining to this agreement are as follows:

Year ending	
December 31, 2009	$ 46,636
December 31, 2010	48,208
December 31, 2011	49,780
April 30, 2012	16,768
	$161,392

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $609,893, which exceeded the minimum requirement of $50,000 by $559,893. The Company's ratio of aggregate indebtedness to net capital ratio was .34 to 1.